Exhibit 99.1

Constellium Reports Third Quarter 2020 Results

Paris, October 27, 2020 – Constellium SE (NYSE: CSTM) today reported results for the third quarter ended September 30, 2020.

For the third quarter of 2020:

•	Shipments of 354 thousand metric tons, down 11% compared to Q3 2019

•	Revenue of €1.2 billion, down 20% compared to Q3 2019

•	Net income of €20 million compared to net income of €1 million in Q3 2019

•	Adjusted EBITDA of €126 million, down 9% compared to Q3 2019

•	Cash from Operations of €111 million and Free Cash Flow of €75 million

For the first nine months of 2020:

•	Shipments of 1.1 million metric tons, down 14% compared to YTD 2019

•	Revenue of €3.6 billion, down 20% compared to YTD 2019

•	Net loss of €43 million compared to net income of €42 million in YTD 2019

•	Adjusted EBITDA of €354 million, down 20% compared to YTD 2019

•	Cash from Operations of €263 million and Free Cash Flow of €129 million

•	Net debt / LTM Adjusted EBITDA of 4.3x as of September 30, 2020

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “I am very proud of our third quarter results, including our Free Cash Flow performance of €75 million in the quarter. Packaging & Automotive Rolled Products reported record quarterly Adjusted EBITDA. Aerospace & Transportation maintained a strong focus on costs in the face of difficult market conditions. Automotive Structures & Industry benefited from better-than-expected market conditions and improved operational performance in Automotive Structures. These results further demonstrate the benefits of our end market diversification and our intense focus on costs.”

Mr. Germain continued, “Based on our current outlook, we expect Adjusted EBITDA of €450 million to €460 million and Free Cash Flow generation of €100 million to €150 million in 2020.”

●	Group Summary

	Q3 2020	Q3 2019	Var.	YTD 2020	YTD 2019	Var.
Shipments (k metric tons)	354	395	(11)%	1,057	1,221	(14)%
Revenue (€ millions)	1,172	1,461	(20)%	3,640	4,535	(20)%
Net income / (loss) (€ millions)	20	1	n.m.	(43)	42	n.m.
Adjusted EBITDA (€ millions)	126	139	(9)%	354	441	(20)%
Adjusted EBITDA per metric ton (€)	355	351	1%	335	361	(7)%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2020, shipments of 354 thousand metric tons decreased 11% compared to the third quarter of 2019 due to lower shipments in all three segments. Revenue of €1.2 billion decreased 20% compared to the third quarter of 2019 due to lower shipments and lower metal prices. Net income of €20 million compared to net income of €1 million in the third quarter of 2019. Adjusted EBITDA of €126 million decreased 9% compared to the third quarter of 2019 due to weaker results in the Aerospace and Transportation segment.

For the first nine months of 2020, shipments of 1.1 million metric tons decreased 14% compared to the first nine months of 2019 due to lower shipments in all three segments. Revenue of €3.6 billion decreased 20% compared to the first nine months of 2019 primarily due to lower shipments and lower metal prices partially offset by improved price and mix. Net loss of €43 million compared to a net income of €42 million in the first nine months of 2019. Adjusted EBITDA of €354 million decreased 20% compared to the first nine months of 2019 due to weaker results in the Aerospace and Transportation and the Automotive Structures and Industry segments.

●	Results by Segment

●	Packaging and Automotive Rolled Products (P&ARP)

	Q3 2020	Q3 2019	Var.	YTD 2020	YTD 2019	Var.
Shipments (k metric tons)	258	277	(7)%	748	842	(11)%
Revenue (€ millions)	672	789	(15)%	1,989	2,438	(18)%
Adjusted EBITDA (€ millions)	85	72	20%	209	210	0%
Adjusted EBITDA per metric ton (€)	332	259	28%	280	250	12%

For the third quarter of 2020, Adjusted EBITDA increased 20% compared to the third quarter of 2019 primarily due to strong cost control, partially offset by lower shipments. Shipments of 258 thousand metric tons decreased 7% compared to the third quarter of 2019 due to lower shipments of packaging and specialty products. Revenue of €672 million decreased 15% compared to the third quarter of 2019, primarily due to lower metal prices and lower shipments.

For the first nine months of 2020, Adjusted EBITDA was comparable to the first nine months of 2019 due to strong cost control, offset by lower shipments. Shipments of 748 thousand metric tons decreased 11% compared to the first nine months of 2019 due to lower shipments across packaging, automotive and specialty products. Revenue of €2.0 billion decreased 18% compared to the first nine months of 2019, primarily due to lower shipments and lower metal prices.

●	Aerospace and Transportation (A&T)

	Q3 2020	Q3 2019	Var.	YTD 2020	YTD 2019	Var.
Shipments (k metric tons)	36	57	(37)%	140	186	(25)%
Revenue (€ millions)	202	351	(43)%	811	1,112	(27)%
Adjusted EBITDA (€ millions)	10	43	(77)%	93	159	(41)%
Adjusted EBITDA per metric ton (€)	275	740	(63)%	666	854	(22)%

For the third quarter of 2020, Adjusted EBITDA decreased 77% compared to the third quarter of 2019 primarily due to lower shipments due to continued challenging market conditions from the COVID-19 pandemic, partially offset by strong cost control. Shipments of 36 thousand metric tons decreased 37% compared to the third quarter of 2019 due to lower shipments of aerospace and TID products. Revenue of €202 million decreased 43% compared to the third quarter of 2019 due to lower shipments and lower metal prices.

For the first nine months of 2020, Adjusted EBITDA decreased 41% compared to the first nine months of 2019 primarily due to lower shipments, partially offset by strong cost control and improved price and mix. Shipments of 140 thousand metric tons decreased 25% compared to the first nine months of 2019 due to lower shipments of aerospace and TID products. Revenue of €811 million decreased 27% compared to the first nine months of 2019 due to lower shipments and lower metal prices, partially offset by improved price and mix.

●	Automotive Structures and Industry (AS&I)

	Q3 2020	Q3 2019	Var.	YTD 2020	YTD 2019	Var.
Shipments (k metric tons)	60	61	(3)%	169	193	(13)%
Revenue (€ millions)	304	336	(9)%	868	1,027	(15)%
Adjusted EBITDA (€ millions)	33	26	25%	66	85	(23)%
Adjusted EBITDA per metric ton (€)	551	428	29%	389	439	(11)%

For the third quarter of 2020, Adjusted EBITDA increased 25% compared to the third quarter of 2019 due to strong cost control. Shipments of 60 thousand metric tons decreased 3% compared to the third quarter of 2019 on lower shipments of Industry products. Revenue of €304 million decreased 9% compared to the third quarter of 2019 primarily due to lower metal prices and lower shipments.

For the first nine months of 2020, Adjusted EBITDA decreased 23% compared to the first nine months of 2019 primarily due to lower shipments, partially offset by strong cost control. Shipments of 169 thousand metric tons decreased 13% compared to the first nine months of 2019 on lower shipments of automotive and industry products. Revenue of €868 million decreased 15% compared to the first nine months of 2019 due to lower shipments and lower metal prices.

●	Net Income

For the third quarter of 2020, net income of €20 million compared to net income of €1 million in the third quarter of last year. The change in net income is primarily related to a favorable change in gains and losses on derivatives related to our commodity hedging positions, reduced selling and administrative expenses and lower finance costs, partially offset by lower gross profit.

For the first nine months of 2020, a net loss of €43 million compared to net income of €42 million in the first nine months of last year. The change is primarily related to lower gross profit and an unfavorable change in gains and losses on derivatives related to our commodity hedging positions, partially offset by a change in income taxes and reduced selling and administrative expenses.

●	Cash Flow

Free Cash Flow was €129 million for the first nine months of 2020 compared to €157 million in the same period of the prior year. The change was primarily due to weaker Adjusted EBITDA and less of a benefit from trade working capital, partially offset by lower capital expenditures, interest expense, and income taxes.

Cash flows from operating activities were €263 million for the first nine months of 2020 compared to cash flows from operating activities of €340 million in the same period of the prior year. Constellium decreased factored receivables by €76 million for the first nine months compared to an increase of €19 million in the same period of the prior year.

Cash flows used in investing activities were €133 million for the first nine months of 2020 compared to cash flows used in investing activities of €265 million in the same period of the prior year. Capital spending was lower in 2020 to reflect market conditions. The first nine months of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows from financing activities were €122 million for the first nine months of 2020 compared to cash flows used in financing activities of €90 million in the same period of the prior year. In the first nine months of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021, and entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facility partially guaranteed by the Swiss Government. The first nine months of 2019 included a €54 million lease redemption associated with the acquisition of Bowling Green and a €100 million partial redemption of the 4.625% Senior Notes due 2021.

●	Liquidity and Net Debt

Liquidity at September 30, 2020 was €1,018 million, comprised of €432 million of cash and cash equivalents and €586 million available under our committed lending facilities and factoring arrangements. Liquidity at September 30, 2020 includes the undrawn $166 million Delayed Draw Term Loan, which can be drawn until May 1, 2021.

Net debt was €2,050 million at September 30, 2020 compared to €2,183 million at December 31, 2019.

●	Outlook

Based on our current outlook, we expect Adjusted EBITDA in a range of €450 million to €460 million in 2020.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

●	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

●	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Constellium’s earnings materials for the third quarter ended September 30, 2020, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Revenue	1,172	1,461	3,640	4,535
Cost of sales	(1,052)	(1,316)	(3,298)	(4,064)

Gross profit	120	145	342	471

Selling and administrative expenses	(55)	(66)	(178)	(204)
Research and development expenses	(9)	(12)	(29)	(36)
Restructuring costs	(2)	(1)	(13)	(2)
Other gains and losses - net	10	(15)	(53)	(29)

Income from operations	64	51	69	200

Finance costs - net	(37)	(46)	(124)	(135)
Share of income of joint-ventures	—	—	—	5

Income / (loss) before income tax	27	5	(55)	70

Income tax (expense) / benefit	(7)	(4)	12	(28)

Net income / (loss)	20	1	(43)	42

Income / (loss) attributable to:
Equity holders of Constellium	19	—	(45)	39
Non-controlling interests	1	1	2	3

Net income / (loss)	20	1	(43)	42

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.13	0.00	(0.33)	0.29
Diluted	0.13	0.00	(0.33)	0.28
Weighted average shares, in thousands
Basic	139,209	137,131	139,032	136,609
Diluted	143,002	141,911	139,032	141,911

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Net income / (loss)	20	1	(43)	42

Other comprehensive loss
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations	(12)	(48)	(53)	(110)
Income tax on remeasurement on post-employment benefit obligations	3	8	12	23
Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	12	(10)	12	(15)
Net investment hedges	—	—	—	4
Income tax on hedges	(4)	3	(4)	5
Currency translation differences	(8)	5	(10)	4

Other comprehensive loss	(9)	(42)	(43)	(89)

Total comprehensive income / (loss)	11	(41)	(86)	(47)

Attributable to:
Equity holders of Constellium	10	(42)	(88)	(50)
Non-controlling interests	1	1	2	3

Total comprehensive income / (loss)	11	(41)	(86)	(47)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	432	184
Trade receivables and other	467	474
Inventories	607	670
Other financial assets	23	22

	1,529	1,350

Non-current assets
Property, plant and equipment	1,971	2,056
Goodwill	437	455
Intangible assets	64	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	218	185
Trade receivables and other	67	60
Other financial assets	8	7

	2,766	2,834

Total Assets	4,295	4,184

Liabilities
Current liabilities
Trade payables and other	1,010	999
Borrowings	85	201
Other financial liabilities	43	35
Income tax payable	20	14
Provisions	27	23

	1,185	1,272

Non-current liabilities
Trade payables and other	29	21
Borrowings	2,371	2,160
Other financial liabilities	31	23
Pension and other post-employment benefit obligations	714	670
Provisions	98	99
Deferred income tax liabilities	27	24

	3,270	2,997

Total Liabilities	4,455	4,269

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(596)	(519)

Equity attributable to equity holders of Constellium	(173)	(96)
Non controlling interests	13	11

Total Equity	(160)	(85)

Total Equity and Liabilities	4,295	4,184

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(45)	(45)	2	(43)
Other comprehensive (loss) / income	—	—	(41)	8	(10)	—	—	(43)	—	(43)

Total comprehensive (loss) / income	—	—	(41)	8	(10)	—	(45)	(88)	2	(86)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	11	—	11	—	11

At September 30, 2020	3	420	(218)	(2)	(6)	64	(434)	(173)	13	(160)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	39	39	3	42
Other comprehensive (loss) / income	—	—	(87)	(6)	4	—	—	(89)	—	(89)

Total comprehensive (loss) / income	—	—	(87)	(6)	4	—	39	(50)	3	(47)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2019	3	420	(216)	(14)	7	49	(409)	(160)	11	(149)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Net income / (loss)	20	1	(43)	42
Adjustments
Depreciation, amortization and impairment	73	66	210	183
Finance costs - net	37	46	124	135
Income Tax expense / (benefit)	7	4	(12)	28
Share of income of joint-ventures	—	—	—	(5)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(13)	5	(2)	(12)
Losses on disposal	2	—	2	2
Other - net	3	3	16	9
Interest paid	(45)	(54)	(118)	(132)
Income tax paid	(7)	8	11	(3)
Change in trade working capital
Inventories	15	34	50	58
Trade receivables	(19)	12	(12)	(17)
Trade payables	38	(29)	20	75
Margin calls	—	—	—	5
Change in provisions and pension obligations	(8)	(3)	(6)	(18)
Other working capital	8	(13)	23	(10)

Net cash flows from operating activities	111	80	263	340

Purchases of property, plant and equipment	(36)	(50)	(134)	(180)
Acquisition of subsidiaries net of cash acquired	—	—	—	(83)
Proceeds from disposals, net of cash	—	—	1	1
Other investing activities	—	1	—	(3)

Net cash flows used in investing activities	(36)	(49)	(133)	(265)

Proceeds from issuance of Senior Notes	—	—	290	—
Repayment of Senior Notes	—	(100)	(200)	(100)
Proceeds from French loan	—	—	180	—
Proceeds from Swiss credit facility	—	—	18	—
Lease repayments	(8)	(9)	(25)	(79)
(Repayments) / proceeds from U.S. revolving credit facility and other loans	(8)	12	(132)	88
Payment of deferred financing costs	—	—	(9)	—
Transactions with non-controlling interests	—	—	—	(2)
Other financing activities	(2)	3	—	3

Net cash flows from / (used in) financing activities	(18)	(94)	122	(90)

Net increase / (decrease) in cash and cash equivalents	57	(63)	252	(15)
Cash and cash equivalents - beginning of period / year	378	213	184	164
Effect of exchange rate changes on cash and cash equivalents	(3)	2	(4)	3

Cash and cash equivalents - end of period	432	152	432	152

ADJUSTED EBITDA BY SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
P&ARP	85	72	209	210
A&T	10	43	93	159
AS&I	33	26	66	85
H&C	(2)	(2)	(14)	(13)

Adjusted EBITDA	126	139	354	441

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended September 30,		Nine months ended September 30,
(in k metric tons)	2020	2019	2020	2019
Packaging rolled products	192	211	584	630
Automotive rolled products	60	56	145	178
Specialty and other thin-rolled products	6	10	19	34
Aerospace rolled products	15	28	64	89
Transportation, industry, defense and other rolled products	21	29	76	97
Automotive extruded products	31	31	77	92
Other extruded products	29	30	92	101

Total shipments	354	395	1,057	1,221

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Packaging rolled products	463	560	1,443	1,676
Automotive rolled products	185	191	466	630
Specialty and other thin-rolled products	24	38	80	132
Aerospace rolled products	110	201	475	630
Transportation, industry, defense and other rolled products	92	150	336	482
Automotive extruded products	187	202	482	589
Other extruded products	117	134	386	438
Other and inter-segment eliminations	(6)	(15)	(28)	(42)

Total revenue	1,172	1,461	3,640	4,535

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Net income / (loss)	20	1	(43)	42
Income tax expense / (benefit)	7	4	(12)	28

Income / (loss) before income tax	27	5	(55)	70
Finance costs - net	37	46	124	135
Share of income of joint-ventures	—	—	—	(5)

Income from operations	64	51	69	200
Depreciation and amortization	64	66	196	183
Impairment of assets	9	—	14	—
Restructuring costs	2	1	13	2
Unrealized (gains) / losses on derivatives	(9)	4	1	(13)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net	(2)	—	(1)	—
Losses on pension plans amendments	—	1	2	1
Share-based compensation costs	3	5	11	12
Metal price lag (A)	(7)	9	33	40
Start-up and development costs (B)	1	3	5	8
Losses on disposals	2	—	2	2
Bowling Green one-time costs related to the acquisition (C)	—	—	—	6
Other (D)	(1)	(1)	9	—

Adjusted EBITDA	126	139	354	441

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology applied at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	Start-up and development costs in the nine months ended September 30, 2020 and 2019 were related to new projects in our AS&I operating segment.
(C)	Bowling Green one-time costs related to the acquisition in the nine months ended September 30, 2019, was the non-cash reversal of the inventory step-up.
(D)

Other in the nine months ended September 30, 2020 includes i) €4 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the Covid-19 pandemic and ii) a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the Covid-19 pandemic effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Net cash flows from operating activities	111	80	263	340
Purchases of property, plant and equipment	(36)	(50)	(134)	(180)
Other investing activities	—	1	—	(3)

Free Cash Flow	75	31	129	157

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Borrowings	2,456	2,361
Fair value of cross currency basis swaps, net of margin calls	26	6
Cash and cash equivalents	(432)	(184)

Net debt	2,050	2,183

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.